

Kelly & Company
CERTIFIED PUBLIC ACCOUNTANTS
AUDIT
TAX
SEC REPORTING

Member, American Institute of Certified Public Accountants (Since 1974)
SEC Practice Section
Tax Practice Section

March 4, 2005

Securities and Exchange Commission
450 Fifth Street, NW
Washington, DC 20549

Re: American Water Star, Inc.

We have read Item 4.01 of the Form 8-K dated February 28, 2005, of American Water Star, Inc. ("Company") and are in agreement with each of the statements containing information which relates to our firm set forth on page 2; except as discussed in the following paragraph.

The Company failed to provide complete responses and supporting documentation to our inquiries into certain matters which has, among other things, caused us to question whether continued reliance on the representations of management relating to these matter is appropriate or justified. The Company's Audit Committee has been adequately informed with respect to these matters that have come to the attention of Kelly & Company. These matters have been the subject of special investigations conducted by the Audit Committee. As of the date of our dismissal, we were not aware of the outcome, results, or findings of the Audit Committee's investigation. Subsequent to our dismissal as the Company's independent auditors, we were informed by the Company's Audit Committee that it had completed its investigation into the matter related to our inquiries.

Yours truly,

Kelly & Company

Kelly & Company

3151 Airway Avenue, Suite E-1 • Costa Mesa, California 92627
(714) 918-4505 • Fax (714) 918-4510 • www.kelly-co.com